

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

<u>Via E-mail</u>
William A. Cooper
Chairman and Chief Executive Officer
TCF Financial Corporation
200 Lake Street East, Mail Code EX0-03-A
Wayzata, Minnesota 55391-1693

> **Re:** **TCF Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 15, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed October 27, 2011**
> **File No. 001-10253**

Dear Mr. Cooper:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Michael Jones
        TCF Financial Corporation